REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Woodlands Securities Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Woodlands Securities Corporation identified the following provision of 17 C.F.R. §15c3-3(k) under which Woodlands Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the exemption provision), and (2) Woodlands Securities Corporation stated that Woodlands Securities Corporation met the identified exemption provision throughout the most recent fiscal year without exception. Woodlands Securities Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Woodlands Securities Corporation's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
May 26, 2016

13

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